U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING


                                  (Check One):

      [X] Form 10-K and Form 10-KSB     [ ] Form 20-F     [ ] Form 11-K
              [ ] Form 10-Q and Form 10-QSB       [ ] Form N-SAR

      For Period Ended: December 31, 1997

      [ ] Transition Report on Form 10-K
      [ ] Transition Report on Form 20-F
      [ ] Transition Report on Form 11-K
      [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form N-SAR
      For the Transition Period Ended: . . . . . . . . . . . . . .


      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                                  Form 10-KSB


PART I - REGISTRANT INFORMATION

Full Name of Registrant: North East Insurance Company

Former Name if Applicable:

Address of Principal Executive Office: 482 Payne Road, Scarborough, Maine 04074


PART II - RULES 12b-25(b) AND (c)

The subject report cannot be filed without unreasonable effort or expense, and relief is sought pursuant to Rule 12b-25(b). The reasons for the delay are described in reasonable detail in Part III of this form. The the subject report will be filed on or before April 3, 1998.


PART III - NARRATIVE

The Registrant was delayed in completing the subject report due primarily to delays in providing the Company's outside accountants with information pertaining to amendments of its reinsurance treaties. Management underestimated the length of time that would be required to analyze and compute the resulting adjustments to the Company's financial statements. Despite diligent efforts by management and the outside accountants, these and other adjustments were not finally resolved until March 31, 1998 (the due date for the subject report) leaving insufficient time to finalize the report for filing on that date.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification: Gregory S. Fryer, Esq., Verrill & Dana, 207-774-4000.

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months been filed? [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report?
      [X] Yes [ ] No

Net income was $288,680 for 1997 compared with net income of $3,375,496 for 1996. Net premium earned was $11,493,483 for 1997 compared with $6,232,856 for 1996; net investment income was $763,438 for 1997 compared with $1,041,762 for 1996; realized capital gains were $35,321 for 1997 compared with $57,617 for 1996. This resulted in total revenues of $12,292,242 for 1997 compared with $7,332,235 for 1996.

      North East Insurance Company has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  April 1, 1998                By: /s/ Robert G. Schatz
                                        ---------------------------------------
                                            Robert G. Schatz, President
                                             and Chief Executive Officer